SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

               INDUSTRIAL DISTRIBUTION GROUP, INC.
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.01 PER SHARE
                  (Title of Class of Securities)

                              45061100
                          --------------
                          (CUSIP Number)

                        Andrew B. Shearer
                        20 N. Penn Street
                          York, PA 17401
                          (717) 854-9531
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         September 29, 1997
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  / /

                           SCHEDULE 13D
CUSIP NO. 45061100

1    NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Andrew B. Shearer
_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /

                                                          (b) / /

_________________________________________________________________

3.   SEC USE ONLY

_________________________________________________________________

4.   SOURCE OF FUNDS*

     OO

_________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     / /


_________________________________________________________________

6.   CITIZENSHIP

          United States of America

_________________________________________________________________

NUMBER OF                     7.   SOLE VOTING POWER
SHARES                        514,889 Shares (7.1%)
BENEFICIALLY                  ---------------------
OWNED BY
EACH           ____________________________________________________
REPORTING
PERSON WITH              8.   SHARED VOTING POWER

                              0

                ____________________________________________________

                         9.   SOLE DISPOSITIVE POWER
                              514,889 Shares (7.1%)


                ____________________________________________________

                         10.  SHARED DISPOSITIVE POWER

     ____________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     514,889 shares
     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                   / /
     ____________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON

     IN
     ____________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

        This statement (this "Statement") relates to the Common Stock par value $.01 per share (the "Securities") of Industrial Distribution Group, Inc. (the "Issuer"), with principal executive offices located at 2500 Royal Place, Tucker, GA 30084.

ITEM 2.   IDENTIFY AND BACKGROUND.

        (a) Name:  Andrew B. Shearer.

        (b) Business address:      20 N. Penn Street
                                   York, PA 17401

        (c) Present occupation or employment and business address:
                         President
                         Shearer Industrial Supply Co.
                         20 N. Penn Street
                         York, PA 17401

        (d) Criminal proceedings:  none.

        (e) Securities related civil proceedings:  none.

        (f) Citizenship:  United States of America

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Securities were acquired pursuant to a merger (the "Merger") of a subsidiary of the Issuer with and into Shearer Industrial Supply Co. ("Shearer"). In the Merger, the reporting person received 514,889 shares (the "Acquired Shares") of the Issuer in exchange for all of the outstanding capital stock of Shearer.

ITEM 4.   PURPOSE OF THE TRANSACTION.

        The acquisition of the Acquired Shares was pursuant to the Merger whereby Shearer merged with a subsidiary of the Issuer and became a wholly-owned subsidiary of the Issuer. The Merger was part of a larger transaction (the "Combination") in which the Issuer acquired nine corporations through mergers or stock exchanges, including the acquisition of Shearer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        (a) The 514,889 Acquired Shares represent 7.1% of the currently outstanding Securities of the Issuer and are all of the shares owned by the Reporting Person.

        (b) The Reporting Person has sole power to vote and dispose of the Acquired Shares.

        (c) No transactions have been effectuated during the past 60 days by the Reporting Person involving the Securities. The Merger was effective September 29, 1997.

        (d)    None.

        (e)    Not Applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person agreed not to offer, pledge, sell, contract to sell, or otherwise dispose of,directly or indirectly, any Securities, for a period of 180 days after September 23, 1997, without the prior written consent of Merrill Lynch & Co. In addition, as a condition to the Combination, the Reporting Person agreed not to sell, directly or indirectly, or otherwise dispose of the Acquired Shares for a period of two years after the Combination. The Reporting Person has deposited 128,722 of the Acquired Shares in an escrow account (the "Escrow Account") for the purpose of securing a certain guarantee of any receivables of the books and records of Shearer as of March 31, 1997 and certain indemnification obligations of the Reporting Person to the Issuer under the acquisition agreement with Shearer, subject to setoff of any indemnification obligations that the Issuer may have thereunder. A portion of the escrowed shares will be distributed from the Escrow Account one year after the closing of the Combination, and the balance after two years unless required to be distributed earlier to the Issuer in respect of its establishment of indemnification claims prior to such times.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        None.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 1, 1997


/s/ Andrew B. Shearer
Andrew B. Shearer